ITURAN LOCATION AND CONTROL LTD.
3 Hashikma Street
Azour, Israel
+972-3-5571314

January 8, 2018

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tim Buchmiller

RE:          Ituran Location and Control Ltd.
 Registration Statement on Form F-3
 File No. 333-222289

Ladies and Gentlemen:

Ituran Location and Control Ltd. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on January 9, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Very truly yours, Ituran Location and Control Ltd.

By:	/s/ Eyal Sheratzky
Eyal Sheratzky
Co-Chief Executive Officer